

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2013

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

> **Re: QIWI plc**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 12, 2013**
> **Response dated April 18, 2013**
> **File No. 333-187579**

Dear Mr. Solonin:

We have reviewed your registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Index to the Consolidated Financial Statements

1. We note that the sum of segment profit from operations, interest income and interest expense does not equal the amount of segment profit before tax as set forth in the tables of segment profit before tax in Note 9 to your financial statements. Please revise or advise.

Sergey Solonin
QIWI plc
April 18, 2013
Page 2

<u>Supplemental Response dated April 18, 2013</u>

2.   We note your response to comment 2 in our letter dated April 17, 2013. We continue to believe that additional disclosure is necessary to place the preliminary first quarter results in context, and to balance the presentation of this information. In this regard, it appears that you should be able to estimate ranges of direct segment costs, depreciation and amortization and interest income (expense) included in segment profit before tax. Please revise your disclosure to include such estimates. Also, please disclose that segment profit before tax excludes gain on bargain purchase, gains on losses from disposal of subsidiaries, change in fair value of derivative financial assets, other income and expenses and foreign exchange loss, net, amortization of fair value adjustments, corporate costs allocated to discontinued operations, the effect of software development costs, as well as income taxes and income and losses of discontinued operations, and that these items may have a material impact on net profit, and disclose the aggregate impact of these items for the past three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Alexander Karavaev
QIWI plc

Michael Zeidel
Skadden, Arps, Slate, Meagher and Flom LLP